September 5, 2008

Mail Stop 4561

By U.S. Mail and facsimile to 011 44 20 7356 2141

Helen A. Weir
Group Finance Director
Lloyds TSB Group plc.
25 Gresham Street
London EC2V 7HN
United Kingdom

Re: Lloyds TSB Group plc
Form 20-F filed June 5, 2008
File No. 001-15246

Dear Ms. Weir:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2007

Business and activities of Lloyds TSB Group, Recent Developments, page 12

1. We note the "Interim management statement – key highlights" section states the impact of "market dislocation" on profit before tax in the Wholesale and International Banking segment for the first quarter of 2008 was 387 million British pounds and the Company is on track to deliver a good performance in the first half of 2008. We also note the interim financial statements for the six-month period ended June 30, 2008, filed in Form 6-K dated July 30, 2008, indicate statutory profit before tax for the period was 599 million British pounds, a 70% reduction compared to 2007, due to a "market dislocation" of 585 million British pounds. Considering the significance of the "market dislocation" measure, which appears to be 98% of statutory profits before tax as of June 30, 2008, please provide us with the following information regarding the use of this financial measure:

    •   Tell us and in future filings define the "market dislocation" measure, state how it is determined, describe the methodology used to quantify this measure and explain why separate disclosure of this measure is meaningful to investors.

    •   Consider in your response the significant disclosure of the "market dislocation" measure in the discussion of the operating results of the Company for the period ended June 30, 2008 which includes the following:

        o   The "Summary of Results" section on page 10 discloses the separate impact of the "market dislocation" measure as it relates to total income, operating expenses, impairment and profit before tax.

        o   The Group Finance Director's Interim Management Report regarding the operating results of the Company as of June 30, 2008 discusses operating results, income growth indexes and the ratio of impairment charges to average lending percentages, exclusive of the impact of market dislocation.

    •   Consider the guidance in Item 10.e of Regulation S-K regarding the use of non-GAAP financial measures in foreign filings when you file the Form 20-F for fiscal 2008.

2.   We note the "Building strong customer relationships" section on page 12 of the Form 6-K filed on July 30, 2008 states the "market dislocation" measure includes impairment charges and reductions in income related to mark-to-market adjustments in legacy trading portfolio and write-downs of a number of Asset Backed Securities and Structured Investment Vehicle Capital Notes. Please provide us with the following information:

- Tell us why the Company did not include a similar discussion of "market dislocation" in the "Operating and financial review and prospects" section of the Form 20-F for 2007.

- Consider in your response the statement in the "Summary of Results" section on page 6 of the Form 6-K that the equivalent market dislocation for the six-months ended December 31, 2007 was 280 million British pounds.

Financial Statements for the Period Ended December 31, 2007

Note 3, Segmental Analysis, page F-17

3.   We note the Company has restated its fiscal 2007 segment operating results in the June 30, 2008 interim financial statements due to a change starting on January 1, 2008 of its basis for allocating certain funding costs from the Central Group segment to individual divisions as part of its transition to Basel II. Refer to Note 2, Segment Analysis, on page 44 of the unaudited interim financial statements of the Company as of June 30, 2008 filed in Form 6-K dated July 30, 2008.   Please provide us the following information:

- Tell us and explain in future filings why the transitioning to Basel II has impacted the allocation of the funding costs from the Central Group to individual division considering the intra-segment allocations are netted in the consolidated financial statements.

- Describe the reasons why the expected change in accounting policies regarding segment disclosure beginning in January 2008 were not described in the notes to the financial statements as of December 31, 2007 or in the "Business and activities of Lloyds TSB Group, Recent Developments" section on page 12 of the Form 20-F for 2007.

- State why the "Operating and financial review and prospect" section in the Form 20-F for 2007 did not discuss the expected effects of this change on future segment operating results.

Note 18, Loans and advances to customers, page F-30

4.   We refer to the "Securitizations" section that states the Company in 2007 entered into a synthetic securitization of 1,572 million British pounds using credit default swaps and a securitization of 2,753 million British pounds using a combination of credit default swaps and external funding.   Please tell us and in future filings discuss:

- How the Company establishes the creditworthiness of the counterparty in the credit default swaps on an ongoing basis after the securitization was finalized.

- Discuss any material credit default swap exposure to monoline financial guarantors. Refer to Note 4 of the interim financial statements as of June 30, 2008, filed in Form 6-K dated July 31, 2008) that states the Company recorded adverse credit valuation adjustments of 183 million British pounds with respect to two monoline financial guarantors in the form of credit default swap protection.

Note 46, Contingent liabilities and commitments, Legal Proceedings, page F-59

5.   We refer to the third paragraph that states the Company has not made a provision with respect to historic US dollar payments that are being scrutinized by regulatory authorities in the United States and for which you do not expect the final outcome to have a material adverse affect on your financial position.   Please tell us and in future filings provide the following information:

- The disclosure required by paragraph 86 of IAS 37 with respect to the amount, timing and reimbursement possibility relating to contingencies when the possibility of economic outflows is other than remote.

- An assessment as to whether the final outcome is expected to have a material effect on your results of operations.

- The events or circumstances that existed as of December 31, 2007 which precluded the Company from recording a provision under paragraph 14 of IAS 37 with respect to these regulatory investigations.

- Your consideration of paragraph 22(i) of IAS 10 with respect to disclosing the events which occurred after the reporting period ended December 31, 2007 that resulted in recording a contingent liability during the first half of 2008 for 180 million British pounds related to this regulatory investigation. Refer to the "Wholesale and International Banking, Legal Actions" section on page 10.

Note 47, Financial Management Risk, page F-61

6.   We refer to the "Fair values of financial assets and liabilities" section on page F-68 that describes the valuation techniques for estimating market prices for certain financial instruments. Please tell us and provide in future filings the following information:

- For trading and other financial assets at fair value through profit or loss that use, to the extent practical, observable market inputs, for fair values that are recognized in the financial statements, please state the following:

  o   If changing one or more of the assumptions to reasonably possible alternative assumptions would change the fair value significantly.

  o   If so, disclose the effect of such changes and the total amount of change in the fair value estimated using the valuation technique that was recognized through profit and loss during the year ended December 31, 2007.

  o   Refer to the disclosure requirements in paragraph 27 (c) and 27(d) of IFRS 7.

- For derivative financial instruments that use cash flow and discounted pricing models, please provide the following:

  o   The assumptions applied to determine the fair values of each class of derivative instrument. Refer to paragraph 27(a) of IFRS 7.

  o   To the extent that the assumptions are based on unobservable market data, please provide the disclosure required by paragraph 27(c) and (d) of IFRS 7.

General

7.   Please advise us whether or not you have business with or conduct any lending to or in Iran, Syria, Cuba, North Korea or Sudan, countries that are identified as state sponsors of terrorism by the U.S. Department of State. Your response should include descriptions of business conducted through subsidiaries, joint ventures or other indirect arrangements, if any. If you have business with or in Iran, Syria, Cuba, North Korea and Sudan, we believe that you should disclose that in future public filings.

8.   We note the references in your 20-F on pages 10 and F-59 to information that you have provided to the Office of Foreign Assets Control, the Department of Justice and the New York County District Attorney's office. Please advise us whether or not the information provided to those offices involves lending to or business with or in Iran, Syria, Cuba, North Korea or Sudan. If these countries are involved, then you should disclose that in future disclosure documents that are filed with the SEC.

* * *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames, Senior Staff Accountant, at (202) 551-3447 or me at (202) 551-3492 if you have any questions regarding these comments.

Sincerely,

John Nolan
Senior Assistant Chief Accountant